UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number 333-30640
                                                                   ---------

                               PEOPLES FIRST, INC.
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             (Exact name of registrant as specified in its charter)


                              24 South Third Street
                                Oxford, PA 19363
                                 (610) 932-9294
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Common Stock Par Value $1.00 Per Share
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            (Title of each class of securities covered by this Form)

                                      None
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(Titles of all other  classes  of  securities  for which a duty to file  reports under Section 13(a) or 15(d) remains)

         Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]                    Rule 12h-3(b)(1)(i)  [X]*
Rule 12g-4(a)(1)(ii) [ ]                    Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]                    Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]                    Rule 12h-3(b)(2)(ii) [ ]
                                            Rule 15d-6           [ ]

Approximate  number of holders of record as of the certification or notice date:
None. *

*As of June 10, 2004, all shares of Peoples First, Inc. were exchanged for (i) shares of National Penn Bancshares, Inc. common stock; (ii) cash; or (iii) a combination of both National Penn Bancshares, Inc. common stock and cash.

Pursuant to the requirements of the Securities Exchange Act of 1934, National Penn Bancshares, Inc., successor by merger to Peoples First, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 2, 2004      By: /s/ Mary Alice Busby
                          ------------------------------------------------------
                          Mary Alice Busby, Counsel to
                          National Penn Bancshares, Inc., successor by merger to
                          Peoples First, Inc.

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